UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    11   )*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

Adam C. Cooper
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[1]
14	TYPE OF REPORTING PERSON PN, HC
___________________
1           See Item 5 below.

CUSIP No. 269246104	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[2]
14	TYPE OF REPORTING PERSON OO, HC
___________________
2           See Item 5 below.

CUSIP No. 269246104	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[3]
14	TYPE OF REPORTING PERSON IN, HC
___________________
3           See Item 5 below.

CUSIP No. 269246104	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[4]
14	TYPE OF REPORTING PERSON CO
___________________
4           See Item 5 below.

CUSIP No. 269246104	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Securities LLC (f/k/a Citadel Derivatives Group LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[5]
14	TYPE OF REPORTING PERSON OO, BD
___________________
5           See Item 5 below.

CUSIP No. 269246104	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[6]
14	TYPE OF REPORTING PERSON CO
___________________
6           See Item 5 below.

CUSIP No. 269246104	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[7]
14	TYPE OF REPORTING PERSON OO, HC
___________________
7           See Item 5 below.

CUSIP No. 269246104	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wingate Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[8]
14	TYPE OF REPORTING PERSON CO
___________________
8           See Item 5 below.

CUSIP No. 269246104	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[9]
14	TYPE OF REPORTING PERSON PN, HC
___________________
9           See Item 5 below.

CUSIP No. 269246104	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[10]
14	TYPE OF REPORTING PERSON PN, HC
___________________
10           See Item 5 below.

CUSIP No. 269246104	Page 12 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[11]
14	TYPE OF REPORTING PERSON OO, HC
___________________
11           See Item 5 below.

CUSIP No. 269246104	Page 13 of 17 Pages

ITEM 1.                  SECURITY AND ISSUER

This Amendment No. 11 amends the Schedule 13D filed on December 17, 2007 (the "Original Filing") by Citadel Limited Partnership ("CLP"), Citadel Investment Group, L.L.C. ("CIG"), Kenneth Griffin ("Griffin"), Citadel Equity Fund Ltd. ("CEF"), Citadel Securities LLC (f/k/a Citadel Derivatives Group LLC ("CDG")), Citadel Derivatives Trading Ltd. ("CDT"), Wingate Capital Ltd. ("Wingate"), and Citadel AC Investments Ltd. ("CAC") relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation, as amended by Amendment No. 1 to Schedule 13D filed on January 18, 2008 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on February 27, 2008 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on March 10, 2008 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed on April 1, 2008 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed on April 4, 2008 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D filed on May 6, 2008 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D filed on May 14, 2008 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D filed on May 27, 2008 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D filed on June 10, 2009 ("Amendment No. 9") and Amendment No. 10 to Schedule 13D filed on June 22, 2009 (“Amendment No. 10” and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the "Prior Filing") by CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Citadel Advisors LLC ("Citadel Advisors"), Citadel Holdings I LP ("CH-I"), Citadel Holdings II LP ("CH-II"), and Citadel Investment Group II, L.L.C. ("CIG-II"). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 2.                  IDENTITY AND BACKGROUND

Item 2 of the Prior Filing is amended by deleting the first paragraph and substituting in its place the following:

The persons filing this Amendment No. 11 are CLP, CIG, Griffin, CEF, Wingate, CDG, CDT, Citadel Advisors, CH-I, CH-II and CIG-II. For purposes of this Amendment No. 11, CLP, CIG, Griffin, CEF, Wingate, CDG, CDT, Capital Advisors, CH-I, CH-II and CIG-II constitute the "Reporting Persons".12

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Prior Filing is amended by inserting the following after the eleventh paragraph:

___________________
12           For purposes of the Original Filing, CIG, Griffin, CEF, CDG, CDT, CAC and Wingate constituted the "Reporting Persons". As described in Item 6 of the Prior Filing, Wingate assigned all of its Common Stock and all of its rights to acquire Common Stock to CAC. As a result, Wingate ceased being the beneficial owner of any Common Stock on or about November 29, 2007; however, Wingate again became a Reporting Person in connection with Amendment No. 10.  For purposes of Amendment No. 1 through Amendment No. 9, CLP, CIG, Griffin, CEF, CAC, CDG, CDT, Citadel Advisors, CH-I, CH-II and CIG-II constituted the "Reporting Persons". As described in Item 3 of the Prior Filing, CAC distributed all of its Common Stock to CEF, its direct parent.  As a result, CAC ceased being the beneficial owner of any Common Stock on or about October 13, 2008.

CUSIP No. 269246104	Page 14 of 17 Pages

On July 1, 2009, in accordance with the terms of the Amended Exchange Agreement, the Reporting Persons tendered to the Issuer $1,000,000,000 face amount of the Springing Lien Notes and $230,450,000 face amount of the 8% Notes to be exchanged for Debentures (subject to the satisfaction of various conditions including stockholder approval).

Between July 30 and August 10, 2009, the Reporting Persons sold approximately $158,607,000 of the 7.375% Notes and approximately $200,575,000 of the tendered Springing Lien Notes.  Following these transactions, as of August 12, 2009, the Reporting Persons owned approximately $1,553,401,000 in aggregate principal amount of the Springing Lien Notes, approximately $230,245,000 in aggregate principal amount of the 8% Notes, approximately $96,600 million in aggregate principal amount of the 7.875% Notes and no 7.375% Notes.

ITEM 4.                  PURPOSE OF TRANSACTION

Item 4 of the Prior Filing is amended by deleting the third and fourth paragraphs and substituting in their place the following:

As noted in Item 6, the Reporting Persons became entitled to designate a director upon the issuance of the Final Common Stock under the Amended Investment Agreement.  On May 26, 2009, the Reporting Persons notified the Issuer of the Reporting Persons' nomination of Kenneth Griffin, President and Chief Executive Officer of CIG, to be appointed to Issuer's Board of Directors at the next scheduled meeting of Issuer's Board of Directors in accordance with the Amended Investment Agreement.  On June 8, 2009, the Issuer's Board of Directors appointed Mr. Griffin as a director of the Issuer, effective immediately.  Mr. Griffin was appointed as a Class II director and will stand for re-election at the Company's 2010 annual meeting.  Also as noted in Item 3, 5(c) and 6 of Amendment No. 11, the Reporting Persons disposed of certain notes and Common Stock of the Issuer and entered into a trading plan under Rule 10b5-1 with respect to additional shares of Common Stock of the Issuer.  CEF entered into these transactions and the 10b5-1 plan for the purpose of reducing its aggregate exposure to securities of the Issuer in an orderly manner.

The Reporting Persons may from time to time in the ordinary course of business pledge, lend, borrow, or transfer the securities of the Issuer to brokers, banks or other financial institutions ("Lenders") as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, or other financing arrangements. If the Reporting Persons enter such arrangements, the Lenders may acquire the right to vote and/or dispose of the securities of the Issuer held as collateral, subject to any transfer restrictions then applicable to the securities under the Amended Investment Agreement and applicable OTS regulations.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Prior Filing are amended and restated as follows:

(a)        Number of shares:                                            166,183,569 shares
Percentage of shares:                                       14.9%13

___________________
13           The percentages reported in this Amendment No. 11 are based upon 1,116,821,812 shares of Common Stock outstanding as of August 3, 2009, as reported in the Form 10-Q filed by the Issuer on August 6, 2009.

CUSIP No. 269246104	Page 15 of 17 Pages

(b)	Sole power to vote or direct the vote:	0

	Shared power to vote or direct the vote:	166,183,569 shares

	Sole power to dispose or to direct the disposition:	0

	Shared power to dispose or direct the disposition:	166,183,569 shares

(c)
The table attached hereto as Exhibit 99.29 sets forth a summary of the transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer since the date of Amendment No. 10. With the exception of a block trade with a broker for approximately 2.5 million shares on 8/10/09, the transactions described in Exhibit 99.29 resulted from open market transactions.

(d)         No change.

(e)         No change.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Prior Filing is amended by adding after the twenty-fifth paragraph the following:

On August 5, 2009, the OTS informed the Reporting Persons that it had approved its application to amend the Rebuttal Agreement in relation to the Debentures as had been proposed by the Reporting Persons.

On August 11, 2009, CEF entered into a Rule 10b5-1 trading plan (the “10b5-1 Plan”) with Credit Suisse Securities (USA) LLC, a registered broker-dealer (“CS”),  establishing a trading plan to effect sales of shares of the Common Stock in compliance with applicable laws including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 10b5-1.  Under the 10b5-1 Plan, CS has been instructed to sell, on a daily basis, Common Stock owned by the Reporting Persons in accordance with a formula specified therein.  Sales under the 10b5-1 Plan will begin on August 31, 2009 and continue in effect until the first trading day that begins no less than 48 hours after the announcement of earnings for the Issuer for the third quarter of 2009 (estimated to be October 26).  The 10b5-1 Plan provides for no sales to the extent the sale price is less than $1.20.  The formula in the 10b5-1 Plan will determine the number of shares to be sold each trading day subject to certain daily limits as set forth in the formula; a maximum number of 120 million shares will be disposed of under the 10b5-1 Plan.  A copy of the 10b5-1 Plan is attached as Exhibit 99.30 and is incorporated by reference herein.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.29	Transaction Listing Required by Item 5(c)
Exhibit 99.30	10b5-1 Plan, adopted August 11, 2009

CUSIP No. 269246104	Page 16 of 17 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of August, 2009

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ Adam C. Cooper Adam C. Cooper, Authorized Signatory	CITADEL INVESTMENT GROUP, L.L.C. By: /s/ Adam C. Cooper Adam C. Cooper, Authorized Signatory
CITADEL EQUITY FUND LTD.

By: Citadel Advisors LLC,
       its Portfolio Manager

By: Citadel Holdings II LP,
       its Managing Member

By: Citadel Investment Group II, L.L.C.,
       its General Partner

By: /s/ Adam C. Cooper
       Adam C. Cooper, Authorized Signatory

KENNETH GRIFFIN By: /s/ Adam C. Cooper Adam C. Cooper, attorney-in-fact[14]
CITADEL SECURITIES LLC (f/k/a DERIVATIVES GROUP LLC)

By: Citadel Advisors LLC,
       its Managing Member

By: Citadel Holdings II LP,
       its Managing Member

By: Citadel Investment Group II, L.L.C.,
       its General Partner

By: /s/ Adam C. Cooper
       Adam C. Cooper, Authorized Signatory

CITADEL DERIVATIVES TRADING LTD.

By: Citadel Advisors LLC,
       its Portfolio Manager

By: Citadel Holdings II LP,
       its Managing Member

By: Citadel Investment Group II, L.L.C.,
       its General Partner

By: /s/ Adam C. Cooper
       Adam C. Cooper, Authorized Signatory

CUSIP No. 269246104	Page 17 of 17 Pages

CITADEL ADVISORS LLC By: Citadel Holdings II LP, its Managing Member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ Adam C. Cooper Adam C. Cooper, Authorized Signatory	CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ Adam C. Cooper Adam C. Cooper, Authorized Signatory
CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ Adam C. Cooper Adam C. Cooper, Authorized Signatory	CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ Adam C. Cooper Adam C. Cooper, Authorized Signatory

___________________
14           Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.